WOODSIDE

RECEIVED

2004 DEC 29 A 11:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

15 December 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

04054075

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 14 December 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JAN 04 2005
THOMSON
FINANCIAL

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 14 DECEMBER 2004
11:30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 7 December 2004.

PSC-B, Block 4
Tiof-5 and Chinguetti Development wells

Tiof-5 Appraisal well

The '*Stena Tay*' drilled the Tiof-5 appraisal well to a final total depth of 3,010 metres.

Preliminary interpretation of logs acquired while drilling and wireline logging operations, including fluid sampling and downhole pressure measurements, indicate the well has intersected a gross oil column of approximately 23 metres in several individual sands of variable thickness.

At midnight on 13 December 2004 wireline logging operations and the evaluation of well data was continuing.

After completing operations on the Tiof-5 appraisal well, the '*Stena Tay*' will move to the Chinguetti Field and join the *West Navigator* on the development drilling program.

Chinguetti Development wells

The *"West Navigator"* drill ship continued operations on Chinguetti Development wells. Woodside does not plan to issue announcements regarding operations on Chinguetti development wells, but will do so if necessary in order to comply with its continuous disclosure obligations under the ASX Listing Rules.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells are shown on the attached map.

Wells are expected to be drilled in two production sharing contract areas during the remainder of the 2004/5 campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B
Woodside group companies (Operator)	53.846%	53.846%
Hardman group companies	24.3%	21.6%
BG group companies	13.084%	11.63%
Premier group companies	--	9.231%
Fusion group companies	4. 615%	--
ROC Oil group companies	4.155%	3.693%



18°W
16°W
Location Map
PSC-C
BLOCK 6
PSC-B
BLOCK 5
PSC-A
BLOCK 5
Tiof
Nouakchott
18°N
Tiof-1
Tiof-2
Tiof-3
Tiof-4
Tiof-5
Merou-1
Tevét-1
Banda-1
Chinguetti
Field
Capitaine-1A
PSC-B
BLOCK 4
PSC-A
BLOCK 4
PSC-A
BLOCK 3
2000m
1000m
200m
100m
50m
PSC-C
BLOCK 2
Dorade-1
Mauritania
Senegal
N
W
E
S
0
Scale
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
St Louis
16°N

2004 - 05 MAURITANIAN DRILLING PROGRAMME
LOCATION OF INITIAL EXPLORATION & APPRAISAL WELLS
WOODSIDE